UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2007

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2007

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Announcement of commencement of Tender Offer by The Bank of Tokyo-Mitsubishi UFJ, Ltd. for

kabu.com Securities Co., Ltd.

Tokyo, March 5, 2007 — Mitsubishi UFJ Financial Group, Inc. (MUFG) subsidiary, The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU or the “Offeror”) resolved, at the meeting of the board of directors held today, to acquire shares of kabu.com Securities Co., Ltd., (“kabu.com Securities” or the “Target Company”) by a public tender offer (the “Tender Offer”).

1.	Purpose of the Tender Offer

BTMU was created by the January 2006 merger of The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited. BTMU is a subsidiary of MUFG, the holding company of MUFG group (the “Group”) which aspires to be a premier, comprehensive, global financial group and is a corporate group that comprises approximately 300 companies including commercial banks, trust banks and securities companies as well as top class credit card, consumer finance, asset management and leasing companies, and a U.S. bank. As a core of the Group, BTMU is pursuing customer focused service and quality enhancement and is committed to providing high value added services. In particular, the Group has identified retail business as a profit driver with the potential for high growth, and is forging ahead to enhance profits and provide a diverse array of services by strengthening links with companies both inside and outside the Group. In accordance with the objectives described below, BTMU has decided to carry out the Tender Offer with the aim of acquiring 94,000 shares of kabu.com Securities.

kabu.com Securities was incorporated in November 1999 as eSanwa Co. Ltd., a securities company specializing in online business, and changed its name to eWing Securities Co., Ltd. in December of the same year. In April 2001 it merged with Japan Online Securities, Inc., changing its name to the present kabu.com Securities Co., Ltd. kabu.com Securities merged with Me Net Securities Co., Ltd. in January 2006.

kabu.com Securities is a securities company which mainly provides online securities transaction services via the internet, engages in agency securities trading brokerage services, provides agency services, and handles securities offers and sales, along with margin trading services, and aims to distinguish itself from its competitors by providing products and services that leverage its accumulated expertise in in-house developed IT systems.

As of September 30, 2006, BTMU was the second largest shareholder in kabu.com Securities holding 16.39% of the total outstanding shares, and kabu.com Securities was an equity method affiliate of BTMU. Furthermore, the Group as a whole holds a total of 30.85% of kabu.com Securities shares (Mitsubishi UFJ Securities Co., Ltd. 10.62%, Mitsubishi UFJ Trust and Banking Corporation 1.41%, MUFG 1.02%, Mitsubishi UFJ Asset Management Co., Ltd. 0.92%, UFJ NICOS Co., Ltd. 0.46%,) and kabu.com Securities is an equity method affiliate of MUFG as well. As to business operations, kabu.com Securities maintains various business alliances with Group companies, such as securities intermediation business with BTMU, in which these companies mutually collaborate and cooperate to provide comprehensive financial services. kabu.com Securities and BTMU also plan to sign a business alliance agreement with respect to bank agency business by kabu.com, with respect to the opening of ordinary deposit accounts and credit card solicitation and agency. Through such initiatives, kabu.com Securities will continue to expand its customer base and strengthen its service offering, leveraging the comprehensive strengths of the Group.

Against the backdrop of the rapidly aging population of Japan and its declining birthrate, there is an increased social awareness of the importance of making preparations for retirement and an acceleration in the broad trend in the financial behavior of individuals to shift funds “from savings to investment”. On the systemic level, the Securities and Exchange Law has been revised, creating the Financial Instruments and Exchange Law, which is expected to take effect in Summer 2007, and under new, industry-wide, common rules we are entering an era when companies will compete on the merits of the collective strength of their investment services, transcending existing business boundaries.

Against this background of social change, the expectations of customers are rising for financial institutions to support their asset formation and preparations for retirement, and providing optimal services to each of those clients in answer to their needs, and making a contribution to future plans is rapidly becoming an important role of financial institutions.

Banks and securities companies have also seen a dramatic increase in use of the internet by individual customers conducting financial transactions, and the provision of a superior internet-based financial service is believed to be essential for growth in the retail business. In particular, in securities transactions, the ratio of transactions conducted through the internet has grown to account for approximately 80% of all share transactions by individuals, and the importance of online securities operations is rapidly increasing.

Based on these circumstances, and with the aim of further increasing the corporate value of BTMU and kabu.com Securities, BTMU resolved to carry out the Tender Offer at the meeting of the board of directors held on March 5, 2007, as it confirmed the strategy (1) to position kabu.com Securities as the core operation for the realization of comprehensive internet financial services within the Group, and in order to provide comprehensive financial services that meet individual investors’ diversifying and increasingly sophisticated needs, enhance the business alliance in retail finance area, and with the view to establish stronger capital and personnel ties to strengthen its business alliance in the retail financial sector, (2) to increase MUFG and its subsidiaries’ total holding ratio of the voting rights with respect to the common stock of kabu.com Securities against the total voting rights of all shareholders therein, to over 40% through acquiring shares before kabu.com Securities’ annual General Shareholders’ Meeting scheduled for June 2007 ; (3) to cause individuals who are directors or employees of MUFG or its subsidiary, or those who were in the above position and can affect kabu.com Securities with respect to its finance and sales operation, or decision making with respect to its business to comprise the majority on the board of directors of kabu.com Securities at said regular General Shareholders’ Meeting. Agreement regarding the above items has also been reached between BTMU and kabu.com Securities. By the realization of these agreed items, kabu.com Securities will become a consolidated subsidiary of MUFG.

The purchase price of the Tender Offer of 240,000 yen per share has been calculated, in consideration of past examples of premiums provided to the market price of shares and other factors, in public tender offers by other Offerors, with reference to a share value assessment report submitted by our financial advisers, Mitsubishi UFJ Securities Co., Ltd. (Mitsubishi UFJ Securities) and Nomura Securities Co., Ltd. (Nomura Securities) and as a result of considerations such as the outlook for the tender offer. The purchase price of the Tender Offer of 240,000 yen per share represents a premium of approximately 20.6% over the simple average closing price of 199,034 yen of the shares of kabu.com Securities on the first section of the Tokyo Stock Exchange over a 3 month period until March 1, 2007.

kabu.com Securities is listed on the first section of the Tokyo Stock Exchange. As there is an upper limit of 94,000 shares to the shares to be acquired in the Tender Offer, the company is expected to remain listed after completion of the Tender Offer.

In this Tender Offer, a lower limit of shares for which tender will be made has not been set, but in the event that the total number of shares subscribing to the Tender Offer is less than 94,000 shares, in order to achieve the object of making kabu.com Securities a consolidated subsidiary of MUFG, BTMU plans to acquire the number of shares in kabu.com Securities necessary to achieve that objective through market purchases or other measures, after the Tender Offer. It is also possible that, following the closing of the Tender Offer, BTMU may acquire shares in the Target Company held by Group companies other than BTMU, in accordance with the law, by means other than tender offer.

It was unanimously resolved to endorse this Tender Offer at a meeting of the board of directors of kabu.com Securities held on March 5, 2007, at which maximum consideration was given to the opinions of a special committee comprising the three external directors of kabu.com Securities, who are considered to have a high level of independence, following careful consideration from perspectives such as improving the corporate value of kabu.com Securities and furthering the common interest of shareholders. Naoki Matsumoto, a director of kabu.com Securities and also a managing executive officer of BTMU, did not participate in the said resolution, as he may be deemed to be director with special interest in this matter. The Target Company, kabu.com Securities will serve as sub-agent of the Tender Offer agent, and in the exercise of those duties shall establish organizational controls to facilitate the fair expression of opinion, in addition to accepting responsibility only for those operations such as a receiving agent for tendered shares, taking custody of share certificates and making payments in respect of tendered shares which require no judgments to be made.

2. Outline of the Tender Offer

(1)	Outline of Target Company

Company Name	kabu.com Securities Co., Ltd.

Business	Securities business

Date incorporated	November 19, 1999

Location of Principal office	1-28-25 Shinkawa, Chuo-ku, Tokyo

Representative	Masakatsu Saito, President and Director

Capital	7,164 million yen (as of September 30, 2006)

Major shareholders and shareholding ratio (as of September 30, 2006)	ITOCHU Corporation	17.48%
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	16.39%
	Mitsubishi UFJ Securities Co., Ltd.	10.62%
	ITOCHU Finance Corporation	4.64%
	The Master Trust Bank of Japan ,Ltd. (Trust account)	4.24%
	Japan Trustee Services Bank, Ltd. (Trust account)	2.85%
	Bank of New York GCM Client Accounts EISG (Standing proxy: The Bank of Tokyo- Mitsubishi UFJ, Ltd.)	1.82%
	Totan Holdings Co., Ltd.	1.60%
	Trust & Custody Services Bank, Ltd. (Trust account B)	1.58%
	Mitsubishi UFJ Trust and Banking Corporation	1.41%

Relationship between the Offeror and the Target Company	Relationship in capital

As of September 30, 2006 the Offeror held 16.39% of the total issued shares of the Target Company. Furthermore, MUFG group (MUFG is the parent company of the Offeror), held a total of 30.85% of the total issued shares of the Target Company.

	Relationship in personnel

Naoki Matsumoto, a director of the Target Company, is also a managing executive officer of Offeror, and Kimiou Yamashita, also a director of the Target Company, was a former officer of the Offeror. Furthermore, as of March 5 2007, two employees of the Offeror were assigned to the Target Company and one employee of the Target Company was assigned to the Offeror.

	Relationship in business

Deposits business is conducted between the Target Company and the Offeror and in addition, transactions occurred in respect of subordinated loan borrowing in fiscal 2003, and in respect of short-term lending in fiscal 2005.

The Offeror has concluded an operating agreement with the Target Company in respect of the securities intermediation business.

The Target Company is expected in the near future to conclude a bank agency alliance contract with the Offeror to commence bank agency business, including the establishment of ordinary accounts, and credit card agency business.

	Relationship of the Target Company and the Offeror	The Target Company is an equity method affiliate of the Offeror. The Target Company is also an equity method affiliate of MUFG, the parent company of the Offeror.

(2)	Tender offer period

1.	Initial Tender Offer period

From March 20, 2007 (Tuesday) to April 18, 2007 (Wednesday), (21 business days)

2.	Possible extension of the Tender Offer period at request of the Target Company

In the event that the Target Company submits an opinion report requesting extension of the period of the offer, etc., pursuant to Article 27-10 Paragraph 3 of the Securities and Exchange Law (“Law”), the Tender Offer period shall be 30 business days, and it shall end on May 2, 2007 (Tuesday)

(3)	Price of purchase: 240,000 Japanese yen per share

(4)	Basis for calculation of the price of purchase

1.	Basis of Calculation

The purchase price of the Tender Offer of 240,000 yen per share has been calculated with reference to a share value assessment report submitted by our financial advisers, Mitsubishi UFJ Securities and Nomura Securities.

Mitsubishi UFJ Securities conducted valuation of the Target Company’s shares by the Dividend Discount Model (DDM) method, the average market price method, and the comparable company method.

According to share value assessment report submitted by Mitsubishi UFJ Securities, the range of values of the Target Company’s shares are 184,992 yen to 252,470 yen by DDM method, 199,034 yen to 209,789 yen by the average market price method, and 155,338 yen to 229,641 yen by the comparable company method.

Nomura Securities has assessed the value of the Target Company’s shares using the DDM method, comparable company method, and market price analysis method.

According to the share value assessment report for the Target Company submitted by Nomura Securities, the range of values of the Target Company’s shares are 157,045 yen to 342,758 yen by the DDM method, 146,216 yen to 244,259 yen by comparable company method and 199,034 yen to 209,789 yen by the market price analysis method. In the DDM method and the comparable company method, Nomura Securities considered the outlook of the future market conditions based on multiple possible scenarios. Nomura Securities also analyzed the levels of premiums provided in similar public tender offers in the past.

In determining the price of purchase, the Offeror has considered the valuation assessment results in each share value assessment report, in consideration of past examples of premiums to the market price provided in previous examples of public Tender Offers by other Offerors. The Offeror also considered the outlook for this Tender Offer and other factors, and as a result, has determined a Tender Offer purchase price of 240,000 yen.

The purchase price in this Tender Offering represents a premium of approximately 20.6% compared to the simple average of the closing prices of the shares of the Target Company on the First Section of the Tokyo Stock Exchange for the past 3 months period ending on March 1, 2007.

2.	Process of calculations

In deciding the purchase price in this public Tender Offer, the Offeror received share price evaluation reports for the Target Company on March 2, 2007 from both Mitsubishi UFJ Securities and Nomura Securities.

Mitsubishi UFJ Securities evaluated the share price of the Target Company, using the DDM method, the average market price method and the comparable company method. In these analyses, it considered the Target Company’s financial position, operating conditions, based on the possible scenarios.

According to share value assessment report submitted by Mitsubishi UFJ Securities for the Target Company, the range of values of the Target Company’s shares are 184,992 yen to 252,470 yen by the DDM method, 199,034 yen to 209,789 yen by the average market price method, and 155,338 yen to 229,641 yen by the comparable company method.

Furthermore, Nomura Securities evaluated the share price of the Target Company, using DDM analysis, the market price method and the comparable company method. In the DDM method and comparable company method Nomura Securities has considered possible scenarios with respect to the future outlook for the stock market and other aspects. Nomura Securities also analyzed the levels of premiums provided with respect to purchase prices in similar public Tender Offers in the past.

The share value assessment report for the Target Company submitted by Nomura Securities indicated that the range of values of the Target Company’s shares are 157,045 yen to 342,758 yen by the DDM method, 146,216 yen to 244,259 yen by the comparable company method, and 199,034 yen to 209,789 yen by the average market price method.

In determining the price of purchase, the Offeror has considered the valuation assessment results in each share value assessment report, in consideration of past examples of premiums to the market price provided in previous examples of public Tender Offers by other Offerors. The Offeror also considered the outlook for this Tender Offer and other factors, and as a result, at a meeting of the board of directors held on March 5, 2007, has determined a Tender Offer purchase price of 240,000 yen.

3.	Relationship with evaluating organization

Mitsubishi UFJ Securities is a related party to the Offeror as it is a subsidiary of MUFG, the parent company of the Offeror.

Nomura Securities Co., Ltd. is not a related party to the Offeror.

(5)	Number scheduled to be purchased

Class of shares	Number scheduled to be purchased converted into shares	Number scheduled to be over purchased converted into shares
Shares	94,000 shares	— shares
Total	94,000 shares	— shares

Notes:

1.	If the total number of shares, etc. tendered is less than the number expected to be purchased (94,000 shares) all shares tendered will be purchased. If the total number of shares, etc. tendered exceeds the number scheduled to be purchased (94,000 shares) all or part of the excess portion will not be purchased and the Offeror will deliver and make other settlements with respect to the purchase of shares pursuant to the Pro Rata method as defined in Article 27-13, Item 5 of the Securities and Exchange Law (the “Law”) and Article 32 of the Ministerial Ordinance regarding disclosure of Tender Offers for shares by persons other than the issuer (the “Ordinance”).

2.	The Offeror does not intend to acquire the treasury stock held by the Target Company through the Tender Offer.

3.	Fractional shares are not subject to purchase through the Tender Offer.

(6)	Changes in ownership ratios of shares, etc. resulting from the Tender Offer

Number of voting rights represented by shares, etc. owned by the Offeror prior to the Tender Offer	159,320	(ownership ratios of shares, etc. prior to the Tender Offer: 16.39%)

Number of voting rights represented by shares, etc. owned by related parties prior to the Tender Offer	14,500	(ownership ratios of shares, etc. prior to the Tender Offer: 1.49%)

Number of voting rights represented by shares, etc. scheduled to be acquired in the Tender Offer	94,000	(ownership ratios of shares, etc. following the Tender Offer: 26.07%)

Total number of voting rights of all shareholders of the Target Company	971,503

Notes:

1.	The total number of voting rights of shareholders of the Target Company is the total number of voting rights of shareholders of the Target Company as of September 30, 2006 in its business report for the interim period of its eighth fiscal period filed by the Target Company on December 21, 2006.

2.	The number of voting rights represented by shares, etc. owned by related parties represents the portion recognized by the Offeror as of March 5, 2007.

3.	The Target Company resolved at the extraordinary General Shareholders’ Meeting held on November 27, 2003, and the annual General Shareholders’ Meeting held on June 25, 2005, to issue stock acquisition rights pursuant to the former commercial code. The maximum number of voting rights for shares that will have been issued or can be issued by the exercise of such stock acquisition rights from October 1, 2006 by the end of the Tender Offer period, is 9090. If there are any issuance of shares by the exercise of such rights, the total number of voting rights of shareholders of the Target Company will increase, and therefore the ownership ratios described in the above chart will be lower than the real ownership ratios.

(7)	Aggregate purchase price: 22,560 million yen

(8)	Method of Settlement

1.	Name and address of head office of securities company/bank, etc., in charge of settlement of purchase

Mitsubishi UFJ Securities Co., Ltd., Marunouchi 2-4-1, Chiyoda-ku, Tokyo

kabu.com Securities Co., Ltd. Shinkawa 1-28-25, Chuo-ku, Tokyo

2.	Commencement date of settlement

April 26, 2007 (Friday)

Note:	In the event that the Target Company submits an opinion report requesting extension of the Tender Offer period, pursuant to Article 27-10, Paragraph 3 of the Law the commencement date of settlement will be May 14, 2007 (Monday).

3.	Method of Settlement

A notice of purchase will be mailed to the address of the tendering shareholders (in the case of foreign shareholders, to the address of their standing agents) without delay after the expiration of the Tender Offer Period. In respect of purchases made via sub-agent kabu.com Securities a notice of purchase will be delivered according to the procedures described on the kabu.com website (http://www.kabu.com/). Purchase will be conducted in cash. The Tender Offer agent or sub-agent shall remit the sales price for the purchased share certificates without delay from the commencement of settlement in accordance with the instruction of tendering shareholders.

(9)	Other conditions and methods of purchase

1.	Conditions set forth in Article 27-13 Item 4 of the Law and the details thereof If the total number of shares, etc. tendered is less than the number scheduled to be purchased (94,000 shares), all shares tendered will be purchased. If the total number of shares, etc. tendered exceeds the number scheduled to be purchased (94,000 shares) all or part of the excess portion will not be purchased and the Offeror will deliver and make other settlements with respect to the purchase of shares by persons other than the issuer pursuant to the Pro Rata Method stipulated in Article 27-13, Item 5 of the Law and Article 32 of the Ordinance.

If, as a result of rounding of fractions of share due to use of the Pro Rata method, the total number of shares purchased from tendering shareholders is less than the scheduled number of shares to be purchased in the Tender Offer, the Offeror will increase by one share the number of shares purchased (if the purchase of one additional share would result in excess of the number of tendered shares, up to the number of tendered shares) from each tendering shareholder in descending order, beginning with shareholders that owned the most rounded-down shares, until the total number of shares to be purchased exceeds the number of shares to be purchased by Tender Offer. However, in the case where more than one tendering shareholder has been subject to an equivalent amount of rounding, to the extent that the use of this method results in a number of shares purchased that is less than the expected number to be purchased the tendering shareholder, etc., purchase by tender from the equivalent group shall be decided by the drawing of lots.

If, as a result of rounding of fractions of share due to use of the Pro Rata method, the total number of shares purchased from tendering shareholders exceeds the scheduled number of shares to be purchased in the Tender Offer, the Offeror will decrease by one share the number of shares purchased (or, if calculations according to use of the Pro Rata method results in a fractional number of shares, that fractional number of shares) from each tendering shareholder in descending order, beginning with shareholders that owned the most rounded-up shares, until the total number of shares to be purchased is equal to the number of shares that the Offeror offered to purchase. However, in the case where more than one tendering shareholder has been subject to an equivalent amount of rounding, to the extent that the use of this method results in a number of shares purchased that exceeds the expected number to be purchased, the tendering shareholder for whom reduction will be made from the equivalent group shall be decided by the drawing of lots.

2.	Conditions of withdrawal of the Tender Offer, details thereof and method of disclosure of withdrawal

Upon the occurrence of any event listed in Article 14, Paragraph 1, Item 1.1 through 1.9, Item 1.12 through 1.18, Items 2, and Item 3.1 through 3.8, Item 5, as well as Article 14, Paragraph 2, Item 3 through 6 of the Enforcement Order regarding the Securities Law (the “Enforcement Order”), the Offeror may withdraw the Tender Offer.

Should the Offeror intend to withdraw the Tender Offer, the Offeror will give public notice thereof through electronic disclosure and disclose the existence of such notice in The Nikkei, provided however that if it is difficult to give such notice by the last day of the Tender Offer period, the Offeror will make a public announcement pursuant to Article 20 of the Ordinance and give public notice forthwith.

3.	Conditions of reduction of the purchase price, details thereof and method of disclosure

In accordance with Article 27 Paragraph 6 Item 1-1 of the Law if, during the Tender Offer period the Target Company acts in manner as described in Article 13-1 of the Ordinance, the Tender Offer price may be reduced in accordance with the standards prescribed in Article 19-1 of the Ordinance.

In the event that the Tender Offer price is reduced the Offeror will give an electronic public notice and publish a notice thereof in The Nikkei. However if it is difficult to give such notice by the last day of the Tender Offer period, the Offeror will make a public announcement pursuant to Article 20 of the Ordinance and give public notice forthwith. In the event that the Tender Offer conditions are revised, shares that have been tendered prior to the day that public notification takes place will be purchased subject to the revised conditions.

4.	Matters concerning tendering shareholders’ right to cancel tender

During the Tender Offer period, tendering shareholders may cancel agreements relating to the Tender Offer at any time. When canceling an agreement tendering shareholders are requested to deliver or mail a letter of cancellation (i.e. the receipt of application for the Tender Offer as well as the request for cancellation of application for the Tender Offer) to the head office or any of the domestic branches of the Tender Offer agent by 4.00 p.m. on the final day of the Tender Offer period. However, where the application for cancellation is submitted by mail it shall not have effect unless it arrives by 4.00 p.m. on the final day of the Tender Offer period. In the case of shares tendered via the sub-agent please complete cancellation procedures online by 4.00 p.m. on the final day of the Tender Offer period. For further details please access the website of kabu.com Securities (http://www.kabu.com/).

Even in the event of cancellation of an agreement by a tendering shareholder, etc., the Offeror will not request the tendering shareholder, etc. to pay compensation for damages or damages for breach of contract. Furthermore, costs for return of tender shares, etc. held in custody will be borne by the Offeror. In the event that cancellation has been proposed, the tender shares, etc. will be promptly returned following completion of procedures.

5.	Disclosure of revisions to the conditions of the Tender Offer

The conditions of the purchase may be revised, except in cases prohibited under Article 6, Item 1 of the Law. In the event of such revision, the Offeror will give public notice thereof through electronic disclosure and disclose the existence of such notice in The Nikkei, provided however that if it is difficult to give such notice by the last day of the Tender Offer period, the Offeror will make a public announcement pursuant to Article 20 of the Ordinance and give public notice forthwith. In the event that the Tender Offer conditions are revised, shares that have been tendered prior to the day that public notification takes place will be purchased subject to the revised conditions.

6.	Disclosure of presentation of a statement of revision report

If the Offeror submits an amendment statement of revision report to the Director of the Kanto Local Finance Bureau, the Offeror will forthwith make a public announcement of the contents thereof to the extent that such revisions relate to the contents of the public notice of the Tender Offer in accordance with the manner set forth in Article 20 of the Ordinance. Further, the Offeror will forthwith amend the explanatory statement of the Tender Offer and provide the amended Explanatory statement of the Tender Offer to the tendering shareholders who received the original Explanatory statement of the Tender Offer. If the amendments are limited in extent, instead of providing an amended Explanatory statement of the Tender Offer the Offeror may prepare and deliver a document stating the reasons for the amendments, the matters having been amended and the details thereof to the tendering shareholders.

7.	Method of disclosure of the result of the Tender Offer

The Offeror will make a public announcement concerning the result of the Tender Offer in accordance with Article 9-4 of the Law and Article 30-2 of the Ordinance on the day following the last day of the Tender Offer period.

8.	Others

The Tender Offer will not be conducted in or target the United States, either directly or indirectly, and will not be conducted by way of using the U.S. postal system nor by use of any other interstate or international commercial manner/method (including, but not limited to, telephone, telex, facsimile, email or internet communication), and will not be conducted through any stock exchange in the United States. An offer for sale of shares in the Tender Offer by means of the above-mentioned manners/methods, through the above-mentioned facilities, or from the United States is not permitted.

In addition, the notification of this public Tender Offer or other related documents regarding the Tender Offer will not, and cannot, be sent or distributed in or target the United States, or be sent or distributed from the United States by way of post or other manners. Any offer for sale of shares in the Tender Offer violating, either directly or indirectly, the above-mentioned restrictions will not be accepted.

When applying for the Tender Offer, each tendering shareholder (or standing proxy for foreign shareholders) may be required to represent and warrant the following to the Tender Offer Agent or Sub-Agent:

The tendering shareholder is not residing in the U.S. at either the time of tendering or the time of sending the Tender Offer Acceptance Form; the tendering shareholder is not directly or indirectly obtaining or sending any information regarding the Tender Offer (including copies thereof) in, to or from the U.S.; in signing or executing the application for the purchase or Tender Offer Acceptance Form, the tendering shareholder is not using, directly or indirectly, the U.S. postal service or another method or means of interstate or international transaction (including, but not limited to, telephone, telex, facsimile transmission, electric mail and the Internet), or a stock exchange institution in the U.S.; the tendering shareholder is not acting as an agent, a trustee or a mandatory of another person, without the right to act at his own discretion (except in the case where the other person is giving all instructions about the purchase outside the U.S.).

(10)	Date of submission of the tender offer notice

March 20, 2007 (Tuesday)

(11)	Tender offer agent

Mitsubishi UFJ Securities Co., Ltd.

kabu.com Securities Co., Ltd. (Sub-agent)

Notes:

1.	Acceptance of tendered shares by kabu.com Securities or cancellation of agreement will be conducted according to online procedures.

2.	Tenders from foreign shareholders will be accepted by Mitsubishi UFJ Securities Co., Ltd.

3. Other

(1)	Agreement between the Offeror and the Target Company and their respective directors

1.	At the meeting of the board of directors of the Target Company held on March 5, 2007 it was unanimously resolved to endorse the Tender Offer. Naoki Matsumoto, a director of kabu.com Securities and also a managing executive officer of BTMU, did not participate in the said resolution, as he could be deemed a director with special interest in this matter.

2.	The Offeror and the Target Company have agreed on the following items:

(a)	The Offeror and the Target Company will further pursue their business alliance in the retail financial services field and will position the Target Company at the core of the Group’s comprehensive net-based financial services in order to provide enhanced, comprehensive financial services that meet the diverse and sophisticated requirements of individual investors.

(b)	Through this Tender Offer MUFG aims to increase its shareholding ratio in the Target Company such its holding ratio of the voting rights with respect to the common stock of the Target Company against the total voting rights of all shareholders therein, is over 40% prior to the Target Company’s annual General Shareholders’ Meeting scheduled for June 2007.

(c)	At the June 2007 General Meeting of Shareholders of the Target Company, directors and/or executive officers and/or those employed by MUFG and its subsidiaries, and those who were formerly in such positions and can influence decision making on the financial and business policy of the Target Company constitute a majority on the board of directors of the Target Company.

(d)	If, the Offeror acquires common shares of the Target Company such that the shareholding ratio of MUFG in the issued common shares of the Target Company exceeds 50% of the total issued common shares of the Target Company, prior discussions will take place between the Offeror and the Target Company.

(2)	Please note that with regard to investors who may tender shares in this Tender Offer and are seeking further information regarding their decision to tender or otherwise, the Target Company, kabu.com Securities Co., Ltd. will act as a sub agent in the Tender Offer and as such will be limited in responsibility to those operations such as a receiving agent for tendered shares, taking custody of share certificates and making payments in respect of tendered shares which require no judgments to be made.

*        *        *

Contacts:

Mitsubishi UFJ Financial Group, Inc.	Public Relations Division	81-3-3240-7651
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Public Relations Division	81-3-3240-2950

This Press Release is for the announcement of the Tender Offer to the public and is not prepared for the purpose of sales solicitation. If you would like to offer your shares for sale in the Tender Offer, please ensure that you review the Tender Offer Statement (kokai kaitsuke setsumeisho) prepared by BTMU in advance and offer your shares for sale at your own discretion as a shareholder. This Press Release does not fall under the categories of an offer to purchase securities or solicitation of the sale of securities, or solicitation of an offer for purchase of securities, nor does it constitute a part of such solicitation. This Press Release (or any part of it) or the distribution thereof shall not constitute grounds for any agreement in connection with the Tender Offer, and no agreement may be concluded on the basis of this Press Release (or a part of it) or the distribution thereof. The Tender Offer will not be conducted in or target the United States, either directly or indirectly, and will not be conducted by way of using the U.S. postal system nor by use of any other interstate or international commercial manner/method (including, but not limited to, telephone, telex, facsimile, email or internet communication), and will not be conducted through any stock exchange in the United States. An offer for sale of shares in the Tender Offer from the United States by means of the above-mentioned manners and methods, through the above-mentioned facilities is not permitted.

In addition, the Press Releases or other related documents regarding the Tender Offer will not, and cannot, be sent or distributed in or target the United States, or sent or distributed from the United States by way of post or other manners. Any tender of shares in the Tender Offer violating, either directly or indirectly, the above-mentioned restrictions will not be accepted. Any solicitation to purchase the securities or any equivalent from residents of the United States will not be conducted and any such solicitation will not be conducted in the United States; and securities or any equivalent sent by residents of the United States, or sent from the United States, will not be accepted. There may be some nations or regions which legally restrict the announcement, issuance or distribution of this Press Release. In such case, please pay attention to and comply with those restrictions. In the nations or regions where the execution of the Tender Offer is illegal, even if this Press Release is received, it shall not be deemed as a solicitation to apply to purchase or to acquire share certificates in connection with the Tender Offer, and it shall be deemed to be distribution of materials for reference purposes only.